Exhibit (6)(d)

KA FUND ADVISORS, LLC

717 Texas Avenue, Suite 3100

Houston, Texas 77002

(713) 493-2020

October 1, 2012

Kayne Anderson MLP Investment Company

717 Texas Avenue, Suite 3100

Houston, Texas 77002

Re:	Waiver of Certain Fees under that Certain Amended and Restated Investment Management Agreement dated as of December 12, 2006

Ladies and Gentlemen:

This letter agreement (this “Agreement”) is entered into by and between Kayne Anderson MLP Investment Company, a Maryland corporation (the “Company”), and KA Fund Advisors, LLC, a Delaware limited liability company and the investment adviser to the Company (“KAFA”), effective as of October 1, 2012. This Agreement is intended to memorialize the waiver of certain fees KAFA is otherwise entitled to receive pursuant to that certain Amended and Restated Investment Management Agreement, dated as of December 12, 2006, by and between the Company and KAFA, as amended from time to time (the “IMA”).

Pursuant to Section 8(a) of the IMA, as full compensation for all administrative and investment and advisory services furnished or provided by KAFA, the Company pays KAFA a management fee, computed and paid quarterly, at an annual rate of 1.375% of the total assets (calculated as described in the IMA) of the Company for such quarter (the “Management Fee”).

KAFA has agreed to waive a portion of the Management Fee it is otherwise entitled to receive pursuant to the IMA such that the effective annual rate of the Management Fee with respect to the total assets of the Company in excess of $4.5 billion will be 1.25% and that the Management Fee with respect to the total assets of the Company equal to or below $4.5 billion will remain as specified in the IMA. Any amount waived by KAFA pursuant to this Agreement may not be recouped by KAFA.

This Agreement shall become effective as of October 1, 2012 and shall remain in effect for its initial term until December 11, 2013; thereafter, this Agreement may be renewed for additional one-year terms upon the approval by KAFA and by the Board of Directors of the Company (the “Board”), including a majority of the Directors who are not “interested persons,” as such term is defined in the Investment Company Act of 1940, as amended, of the Company (the “Independent Directors”). Notwithstanding the foregoing, this Agreement shall terminate and be of no further force or effect (i) automatically upon the termination of the IMA; and (ii) if the Company, with the approval of the Board, including a majority of the Independent Directors, notifies KAFA in writing of the termination of this Agreement.

Except as otherwise specified herein, the IMA and all covenants, agreements, terms and conditions thereof shall continue in full force and effect, subject to the terms and provisions thereof and hereof.

Please confirm your notice of and agreement to the foregoing by signing where indicated below.

Very truly yours,		ACCEPTED AND AGREED:

KA FUND ADVISORS, LLC		KAYNE ANDERSON MLP INVESTMENT COMPANY

By:	Kayne Anderson Capital Advisors, L.P. its Managing Member	By:	/s/ KEVIN S. McCARTHY
		Name:	Kevin S. McCarthy
		Title:	President and Chief Executive Officer

By:	/s/ DAVID SHLADOVSKY
Name:	David Shladovsky
Title:	General Counsel